FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2010

Commission File Number   000-51016

EXETER RESOURCE CORPORATION

Suite 1260, 999 West Hastings Street
Vancouver, B.C., Canada
V6C 2W2
604.688.9592

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐         Form 40-F    ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION (Registrant)

February 3, 2010	By: /s/ Cecil Bond Cecil Bond Chief Financial Officer

EXHIBIT INDEX

99.1	Press Release dated January 26, 2010

EXHIBIT 99.1

For Immediate Release: NR 10-02

EXETER EXPANDS NEW GOLD ZONE WEST OF KNOWN CASPICHE RESOURCE

Vancouver, B.C., January 26, 2010 – Exeter Resource Corporation (AMEX:XRA, TSX:XRC, Frankfurt: EXB – “Exeter” or the “Company”) is pleased to announce that drilling 500 metres (“m”) (1,640 feet (“ft”)) west of the Caspiche gold-copper porphyry deposit in Chile is encountering a new area of continuous gold mineralization. Drill hole CSD044 has intersected 300m (984 ft) at 0.5 grams per metric ton (“g/t”) gold (0.015 oz/t) from a depth of 244m (800 ft). Mineralization in this area, now referred to as the MacNeill Zone, remains open to the north, south and west, and to depth, under unmineralized cover. Two step-out drill holes are now testing the target north and south of hole CSD044.

Partial results (further assays awaited) are available from 4 new drill holes designed to both expand the known Caspiche inferred resource, and to increase confidence in that resource by infill drilling. The new results include:

•

CSD043 intersected 788m (2,585 ft) at 0.74 g/t gold (0.022 oz/t) and 0.31% copper from a depth of 260m (853 ft) (results awaited for the bottom 120m (394 ft) section of the hole). This drill hole is now the most southerly hole defining the higher grade central zone.

•

CSD047 intersected 739m (2,425 ft) at 0.5 g/t gold (0.015 oz/t) and 0.15% copper from a depth of 252m (827 ft), including 240m (787 ft) at 0.83 g/t gold (0.024 oz/t) and 0.09% copper from a depth of 260m (853 ft). This important drill hole is on the most northerly section line of the known higher grade zone, and extends that area of mineralization west towards the MacNeill Zone (click here for drill hole plan). Assays for the bottom 200m of the hole are awaited.

Drill hole CSD041A appears to mark the southern limit to economic tenor mineralization in the deposit. CSD048 is an in-fill hole to upgrade the known inferred resource in the higher grade zone.

Detailed drilling results from this press release are summarised as follows:

Hole No.	From	To	Width	Gold	Copper	Status	Zone
	(m)	(m)	(m)	(g/t)	(%)
CSD044	244	544	300	0.50	0.08	Finals	Sulphide Gold Copper Zone
Including	244	274	30	1.25	0.1	Finals	Sulphide Gold Copper Zone

CSD041A#	570	1,198	628	0.27	0.17	Finals	Sulphide Gold Copper Zone

CSD043#	0	260	260	0.25	0.03	Finals	Oxide Gold Only Zone
	260	1,048	788	0.74	0.31	Finals	Sulphide Gold Copper Zone

CSD047#	252	991	739	0.50	0.15	Finals	Sulphide Gold Copper Zone
Including	260	500	240	0.83	0.09	Finals	Sulphide Gold Copper Zone

CSD048#	30	154	124	0.39	0.01	Finals	Oxide Gold Only Zone
	154	998	844	0.59	0.24	Finals	Sulphide Gold Copper Zone
Including	376	732	356	0.84	0.25	Finals	Sulphide Gold Copper Zone

Intercepts not calculated using a gold cut-off.

# – Only partial assay results received, remainder pending.

Exeter’s Project Manager Justin Tolman stated “the impact of the new MacNeill zone on the mineral resource and project economics is yet to be determined. It could prove to be important, as it is located close to the boundary of the AMEC Whittle open pit used to define the current NI43-101 inferred resource*.

“Our geologists note that the MacNeill zone appears to be similar geologically to nearby “heap leachable” Maricunga gold projects. We will perform first pass metallurgical testwork on CSD044 and the mineralized section of CSD042 to test if this mineralization could contribute to the leachable component of the project.

“Six drill rigs continue to operate at Caspiche on a 24 hour basis. We are close to completing a program of 7 large diameter PQ drill holes to recover oxide zone samples for advanced column leach testing.

“We have completed approximately 5,000m (16,404 ft) of the 25,000m (82,021 ft) program proposed this season as at the end of 2009. Our goal remains to increase the component of Indicated Resources for the central, higher grade core, and to expand the size of the total resource.

“We have scheduled AMEC to prepare an interim resource estimate for Caspiche for late Q1 to early Q2. A new NI43-101 mineral resource estimate for the full drilling season remains scheduled for September 2010”.

Quality Control and Assurance

Drill intercepts, where presented, are drill intersection widths and may not represent the true widths of mineralization. Individual gold and copper assay results presented have not been calculated using a gold cut-off grade, or with any cutting of high values. All diamond drill core samples are split on regular two metre intervals and represent either sawn half HQ-size or NQ-size core. Any reverse circulation drill samples are collected using a cyclone in one metre intervals; all samples are then composited into two or four metre samples. Gold samples were prepared and assayed by fire assay (50 gram charge). Copper was assayed by ICP with an automatic four acid digestion followed by atomic absorption spectroscopy for samples with values above 0.2% copper. The primary laboratory is ACME Analytical Laboratories in Chile, an ISO-9001:2000 certified laboratory.  Standard, blank and duplicate samples are used throughout the sample sequence as quality control checks for the exploratory reverse circulation and diamond drilling.

About Exeter

Exeter is a Canadian mineral exploration company focused on the discovery and development of gold and silver properties in South America. The Company has C$77 million in its treasury.

On January 19, 2010, the Board approved a proposal to undertake a spin-out transaction pursuant to which the assets of Exeter would be separated into two highly focused companies. Under the terms of the proposed transaction, Exeter will retain all assets relating to the Caspiche gold-copper discovery in Chile and will transfer to a new corporation the Cerro Morro project and other exploration properties in Argentina. The proposal will be voted on by shareholders at a shareholders meeting to be held on March 4th.

On the Caspiche Project in Chile, an inferred mineral resource estimate of 1,117 Mt (million metric tons) at a grade of 0.55 grams per metric ton gold and 1.12 grams per metric ton silver including 1,017 Mt at a grade of 0.22% copper was announced in September 2009. This equates to in-situ inferred resources of 19.6 million ounces of gold, 40 million ounces of silver and 4.84 billion pounds of copper (a total of 32.4 million gold equivalent ounces*. Drilling with six rigs is underway to expand and upgrade the resource.

On the Cerro Moro Project in Argentina, an inferred mineral resource estimate of 646,000 ounces gold equivalent** at a grade of 18 g/t gold equivalent** was announced mid-2009. Exeter continues to drill with 3 rigs to upgrade inferred resources to indicated resources on the Escondida vein.

A new Cerro Moro resource estimate is scheduled for April 2010, to be followed by a mine development study in Q2-2010. These studies will form the basis of a mine development decision and the submission of the project to Provincial authorities for permitting. Exploration drilling will continue through 2010.

Matthew Williams and Justin Tolman are each considered a “qualified person” within the definition of that term in National Instrument 43-101, Standards of Disclosure for Mineral Projects, has supervised the preparation of the technical information contained in this news release.

You are invited to visit the Exeter web site at www.exeterresource.com.

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President and CEO

For further information, please contact: B. Roxburgh, President or Rob Grey, VP Corporate Communications Tel: 604.688.9592 Fax: 604.688.9532 Toll-free: 1.888.688.9592	Suite 1260, 999 West Hastings St. Vancouver, BC Canada V6C 2W2 exeter@exeterresource.com

*Gold (“Au”) equivalence for copper (“Cu”) and silver (“Ag”) was calculated by Exeter using assumed metal prices of US$800/ounce (“oz”) for Au, US$12/oz for Ag and US$2/pound (“lb”) for Cu. The formula to calculate Au equivalence for Cu was pounds of Cu multiplied by 2 and divided by 800; Au equivalence for Ag was calculated using the formula oz of Ag multiplied by 12 and divided by 800, and in both cases assumes 100% recovery. Reported grades and metric tons have been rounded (see news release NR 9-22 dated October 20, 2009).

**Inferred mineral resource estimate of 1,098 Mt containing 371,000 ounces gold at a grade of 10.5 g/t and 19.2 million ounces silver at a grade of 545 g/t for 646,000 ounces gold equivalent at a grade of 18 g/t gold equivalent. Gold equivalent is calculated by dividing the silver assay result by 70, adding it to the gold value and assuming 100% metallurgical recovery (see news release NR 9-14 dated July 8, 2009).

Safe Harbour Statement – This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including the Company’s belief as to the extent and timing of its drilling programs, various studies including engineering, environmental, infrastructure and other studies, and exploration results, budgets for its exploration programs, the potential tonnage, grades and content of deposits, timing, establishment and extent of resources estimates, potential for financing its activities, potential production from and viability of its properties, expected cash reserves and the expected benefits of the proposed spin-out transaction. These forward-looking statements are made as of the date of this news release. Users of forward-looking statements are cautioned that actual results may vary from the forward-looking statements contained herein. While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of the Company’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Such factors and assumptions include, amongst others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgements in the course of preparing forward-looking information. In addition, there are also known and unknown risk factors which could cause the Company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters of the Company with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the Company’s common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties, including those described in the Company’s Annual Information Form for the financial year ended December 31, 2008, dated March 27, 2009 filed with the Canadian Securities Administrators and available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

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